September 1, 2015

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

Columbia Alternative Beta Strategies Fund

(the “Fund”)

Post-Effective Amendment No. 229

File No. 2-99356; 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) on June 30, 2015 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below. Subsequent to the making of the Filing and receipt of the below Staff comments, it was determined that the Fund would eliminate the term “Strategies” from its name. Pursuant to discussion with the Staff thereafter, the Fund will reflect its revised name in future filings, including, if and when filed, its Rule 485(b) filing (at present, we have determined to file a delaying amendment with respect to the effectiveness of the Fund’s registration statement). All references to the “Fund” herein mean Columbia Alternative Beta Fund (renamed from Columbia Alternative Beta Strategies Fund).

Prospectus comments

Comment 1:	Please add share class ticker symbols to the Fund’s Class IDs on EDGAR when available.

Response:	Share class ticker symbols will be added to the Fund’s Class IDs on EDGAR when available.

Comment 2:	If the Fund engages in short selling, please reflect the effect of short sales in the Annual Fund Operating Expenses Table (either in Other Expenses or, if the expenses associated therewith are greater than 0.01%, then as a sub-line item under Other Expenses).

Response:	If applicable, the appropriate disclosure will be added to the Annual Fund Operating Expenses Table.

Comment 3:	Taking into consideration a “plain English” standard, consider revising the following disclosure within the Principal Investments Strategies section: “...systemic and structural inefficiencies and behavioral biases (or risk premia)”.

Response:	The disclosure has been revised as follows:

Under normal circumstances, the Fund employs alternative investment strategies that seek to identify and capitalize upon market inefficiencies and market behavioral biases (or risk premia) present within the equity, fixed income, interest rate, commodities and currency markets (the Alternative Beta Strategies).

We note that the Principal Investment Strategies include examples of strategies designed to exploit a market inefficiency and a market behavioral bias, which should assist with investor understanding of the particular terminology.

Comment 4:	Please explain whether the terms risk “premia” and risk “premium” have the same meaning within the Principal Investments Strategies section.

Response:	The term “premium” represents the singular of the term, whereas “premia” represents the plural of the term.

Comment 5:	Disclose whether the Fund has any target allocations with respect to its investment exposure to equity, fixed income, interest rate, commodities, and currency markets.

Response:	The Fund does not have target allocations with respect to its exposures to the equity, fixed income, interest rate, commodities, and currency markets, and may from time to time invest in, or have investment exposure to, a single market.

Comment 6:	Please confirm that the fees and expenses of listed private equity funds invested in by the Fund will be reflected in the Fund’s Annual Fund Operating Expenses table under the subcaption “Acquired Fund Fees and Expenses” if this subcaption is triggered pursuant to Form N-1A (i.e., because total Acquired Fund Fees and Expenses exceed 0.01%) (the AFFE Expense Threshold).

Response:	If the AFFE Expense Threshold is met, the fees and expenses of listed private equity funds (and any other acquired funds) invested in by the Fund will be reflected in the Fund’s Annual Fund Operating Expenses table under the subcaption “Acquired Fund Fees and Expenses”.

Comment 7:	Please state whether there is any percentage limitation with regard to the Fund’s investments in bankruptcy and trade claims.

Response:	To the extent investments in bankruptcy and trade claims are illiquid, the Fund would limit these and other illiquid investments to 15% of the Fund’s assets.

Comment 8:	Please consider revising for brevity, in the Summary section, the Fund’s Principal Risks, potentially relying more so on Item 9 to disclose certain further details of the Fund’s principal risks.

Response:	The Fund has consolidated certain of its principal risk disclosures relating to investments in derivatives.

Comment 9:	Consider revising the Principal Investment Strategies section to clarify the association to “Derivatives Risk/Credit Default Swaps Risk” and “Derivatives Risk/Total Return Swaps Risk.”

Response:	The Fund has consolidated certain of its principal risk disclosures relating to investments in derivatives, including with regard to swap instruments.

Comment 10:	For all controlled foreign corporations, funds should provide the following disclosure:

•       A. Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response: The requested disclosure has been added to the Fund’s SAI.

•       B. Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Response: The requested disclosure has been added to the Fund’s SAI, and the investment advisory agreement between the CFC and the investment adviser will be included as an exhibit to the registration statement.

• C. Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Response: The requested disclosure has been added to the Fund’s SAI.

•       D. Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Fund has not sought or received a private letter ruling from the Internal Revenue Service or an opinion of counsel as to the character of undistributed income derived from the CFC. Nevertheless, the Registrant respectfully submits that the Fund takes steps to ensure that the income derived from the CFC is qualifying income – specifically, that all subpart F inclusion income from the CFC is distributed in cash on a timely basis, so that such income is qualifying income. The following sentence will be added to The Subsidiary section of the Statement of Additional Information:

“The Fund has not sought or received a private letter ruling from the Internal Revenue Service or an opinion of counsel as to the character of undistributed income derived from the Subsidiary. Nevertheless, the Subsidiary will take steps to ensure that income recognized by the Fund in respect of the Subsidiary will be qualifying income.”

•       E. Disclose, as appropriate, whether any of the CFC’s principal investment strategies or principal risks constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Response: The requested disclosure already appears in the Fund’s prospectus, within the lead-in to the Fund’s Principal Risks disclosures, which is as follows:

Principal Risks

An investment in the Fund involves risk, including those described below. There is no assurance that the Fund will achieve its investment objective and you may lose money. The value of the Fund’s holdings may decline, and the Fund’s net asset value (NAV) and share price may go down. (References in this section to “the Fund” also include the Subsidiaries, which share the same risks as the Fund.)

• F. Confirm that the financial statements of the CFC will be consolidated with those of the fund.

Response: So confirmed.

•       G. Confirm in correspondence that: (1) the CFC’s expenses will be included in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the staff; and (4) the CFC’s board of directors will sign the fund’s registration statement.

Response: So confirmed.

Comment 11:	Please explain why Fund’s prospectus provides information on Class B. (The Fund is new and it does not appear anyone would be eligible to purchase Class B shares. Will Class B shares be offered in the rare case when the Fund will allow a permitted exchange?)

Response:	The Fund’s prospectus provides a description of all share classes offered across the Columbia Funds’ complex. The cover page of the prospectus identifies which classes of shares are currently offered by the Fund and the statement, “Not all Funds offer every class of shares,” is disclosed in the Choosing a Share Class section. Investors may qualify for investment in more than one share class, and may determine to invest in one share class over another based on their particular situation (investment needs, etc.). Investors may seek to invest in a share class not offered by the Fund, and may invest in a different fund (maybe one providing comparable asset class exposure) offered in a different prospectus. In such case, the Fund’s prospectus provides investors with the necessary information to determine a share class that is most appropriate for them, even if this Fund does not offer the particular share class.

Comment 12:	Please explain why Fund’s prospectus provides information on Class T. Are other funds’ Class T shareholders eligible to purchase Class T shares of the Fund?

Response:	Please see response to Comment 11. Note that holders of Columbia fund Class T shares (or Class B shares, for that matter) may choose to redeem their Class T/Class B shares, and use the proceeds to purchase another class of shares of this Fund, because this Fund offers neither of these classes.

Comment 13:	In the following statement, please clarify for how long the Fund will hold the redemption proceeds (e.g., until the check clears): “If you paid for your shares by check or from your bank account as an ACH transaction, the Funds will hold the redemption proceeds when you sell those shares for a period of time after the trade date of the purchase.”

Response:	The disclosure has been revised as follows:

If you paid for your shares by check or from your bank account as an ACH transaction, the Funds will hold the redemption proceeds when you sell those shares for ~~a period of time~~ten calendar days after the trade date of the purchase.

SAI comment

Comment 14:	If the Fund does engage in total return swaps, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (April 18, 1979). Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response:	The Fund is aware of the referenced SEC publications, and will endeavor to stay abreast of relevant changes within the regulatory environment.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I